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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                     REPORT ON FORM 6-K DATED JUNE 18, 2009

                        Commission File Number: 000-51183

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                          SHAMIR OPTICAL INDUSTRY LTD.
                 (Translation of Registrant's Name Into English)

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                      Kibbutz Shamir, Upper Galilee, 12135
                    (Address of principal executive offices)

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     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                        Form 20-F [X]   Form 40-F [_]

     (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                              Yes [_]   No [X]

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-_______)

This report on Form 6-K is hereby incorporated by reference into the registration statements on Form S-8 filed by the Registrant with the Securities and Exchange Commission on September 28, 2006 (File No. 333-137628), on
September 10, 2007 (File No. 333-137628) and on September 10, 2008 (File No.
333-153396).

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                   Shamir Optical Industry Ltd.
                                   (Registrant)

Date: June 18, 2009
                                      By:  /s/ David Bar-Yosef
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                                           David Bar-Yosef, Advocate
                                           General Counsel

Investor Relations Contacts:
Roni Gavrielov                            Jeffrey Goldberger/Marybeth Csaby
KM / KCSA Investor Relations              KCSA Strategic Communications
+972-3-516-7620                           212-896-1249/212-896-1236
roni@km-ir.co.il                          jgoldberger@kcsa.com / mcsaby@kcsa.com

               SHAMIR OPTICAL INDUSTRY LTD. ANNOUNCES AVAILABILITY
             OF ITS ANNUAL REPORT ON FORM 20-F THROUGH ITS WEBSITE

     KIBBUTZ SHAMIR, ISRAEL, JUNE 18, 2009, Shamir Optical Industry Ltd.
(Nasdaq: SHMR) a leading provider of innovative products and technology to the ophthalmic lens market, announced today that its annual report on Form 20-F, containing audited consolidated financial statements for the year ended December
31, 2008, as filed with the Securities and Exchange Commission on June 18, 2009,
is available through its website (www.shamir.co.il). Shareholders may receive a hard copy of the annual report free of charge upon request.

     This press release is being issued pursuant to NASDAQ Listing Rule
5250(d)(1)(C).

ABOUT SHAMIR

     Shamir is a leading provider of innovative products and technology to the ophthalmic lens market. Utilizing its proprietary technology, the company develops, designs, manufactures, and markets progressive lenses to sell to the ophthalmic market. In addition, Shamir utilizes its technology to provide design services to optical lens manufacturers under service and royalty agreements. Progressive lenses are used to treat presbyopia, a vision condition where the eye loses its ability to focus on close objects. rogressive lenses combine several optical strengths into a single lens to provide a gradual and seamless transition from near to intermediate, to distant vision. Shamir differentiates its products from its competitors' primarily through lens design.
Shamir's leading lenses are marketed under a variety of trade names, including
Shamir Genesis(TM), Shamir Piccolo(TM), Shamir Office(TM), Shamir Smart(TM) and
Shamir Autograph(TM). Shamir believes that it has one of the world's preeminent research and development teams for progressive lenses, molds, and complementary technologies and tools. Shamir developed software dedicated to the design of progressive lenses. This software is based on Shamir's proprietary mathematical algorithms that optimize designs of progressive lenses for a variety of activities and environments. Shamir also has created software tools specifically designed for research and development and production requirements, including Eye
Point Technology software, which simulates human vision.

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SHAMIR OPTICAL INDUSTRY LTD.
Kibbutz Shamir, Upper Galilee, 12135 Israel | Tel: (972) 4-694-7810
Fax: (972) 4-695-1302 | E-mail: shamir_opt@shamir.co.il | www.shamir.co.il